Exhibit 99.13

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Results of General Meeting
Brisbane, Australia — 19 July 2011: Metal Storm Limited. In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, Metal Storm Limited advises that the Shareholders approved the following resolutions put to the Extraordinary General Meeting this morning:
Part A — Approval of issue of Shares under Line Agreement
Resolution 1 Approval of issue of Shares to Dutchess under Line Agreement That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 500,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.
The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open usable
169,524,462	2,617,201	2,045,261	183,728,537

This resolution was carried on a show of hands.
Resolution 2 Approval of previous issue of Shares to Dutchess under Line Agreement
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 76,491,759 Shares to Dutchess in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement, be authorised and approved.
The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open usable
169,629,069	2,510,361	2,047,494	183,728,537

This resolution was carried on a show of hands.

Metal Storm Limited
ACN 064 270 006
Part B — Approval of issue of securities to third parties
Resolution 3: Approval of issue of securities to Andrew Doyle

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders approve the previous issue of 32,666,667 Shares at the issue prices set out in the Explanatory Statement and 2,333,333 Options for nil consideration to Andrew Doyle, details of which are set out in the Explanatory Statement.
The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open usable
210,315,505	4,163,130	2,497,025	31,489,184

This resolution was carried on a show of hands.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.